March 1, 1996



BY EDGAR


Securities and Exchange Commission
450 5th Street, Judiciary Plaza
Washington, D.C.  20549

Attention: Filing Desk

Re:  Schedule 13D of Electromagnetic Sciences, Inc.
     Concerning the Common Stock of LXE Inc.

Gentlemen:

We enclose for filing pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, the referenced
Schedule 13D of Electromagnetic Sciences, Inc.

Funds to cover the $100 filing fee have been deposited via
Fedwire in the Commission's Mellon Bank account.

Should there be any questions concerning this filing, please contact the undersigned.

Very truly yours,

ELECTROMAGNETIC SCIENCES, INC.


/S/ William S. Jacobs

William S. Jacobs
Vice President and General
  Counsel

cc:  LXE Inc. (w/enclosures) (By Certified Mail)

                   SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                              LXE Inc.

                          (Name of Issuer)

                Common Stock, par value $.01 Per Share

                   (Title of Class of Securities)

                            502465 10 7

                          (CUSIP Number)

                        William S. Jacobs
                 Electromagnetic Sciences, Inc.
                      660 Engineering Drive
                     Technology Park/Atlanta
                          P.O. Box 7700
                  Norcross, Georgia 30091-7700

              (Name, Address and Telephone Number
                of Person Authorized to Receive
                  Notices and Communications)

                       February 23, 1996

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
check the following box   .

Check the following box if a fee is being paid with this statement X. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1.  Names of Reporting Person (S.S. or I.R.S. Identification
         Nos. of Above Persons):

         Electromagnetic Sciences, Inc.            58-1035424



     2.  Check the Appropriate Box if a Member of a Group (See
         Instructions):

     a.             Not
     b.        Applicable



     3.  SEC Use Only



     4.  Source of Funds (See Instructions): WC, OO



     5.  Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e):

         Not Applicable



     6.  Citizenship or Place of Organization:    Georgia

     Number of Shares     7.  Sole Voting Power:        4,523,200
     Beneficially owned   8.  Shared Voting Power:              0
     by Each Reporting    9.  Sole Dispositive Power:   4,523,200
     Person With:        10.  Shared Dispositive Power:         0

     11.  Aggregate Amount Beneficially owned by Each Reporting
          Person:   4,523,200



     12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions:)

          Not Applicable




     13.  Percent of Class Represented by Amount in Row (11):
          81.4%



     14.  Type of Reporting Person (See Instructions): CO




Item 1.        Security and Issuer.

     This statement relates to the common stock par value $.01 per share (the "Shares"), of LXE Inc. ("LXE"), a Georgia corporation with principal executive offices located at 303
Research Drive, Norcross, Georgia 30092.

Item 2.        Identity and Background.

     The person filing this Statement is Electromagnetic
Sciences, Inc. ("ELMG"), a corporation organized under the laws of the State of Georgia. ELMG is a wireless communications company that, through its subsidiaries, EMS Technologies, Inc., LXE Inc. and CAL Corporation, serves worldwide markets with its expertise in space technologies, wireless data communications and local-area and wide-area networks, antennas and other high-performance electronic products. The address of ELMG's principal business and executive offices is 660 Engineering Drive, Technology Park/Atlanta, Norcross, Georgia 30092.

     ELMG has not, during the past five years, been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in ELMG having been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

     The names, addresses, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of ELMG's executive officers and directors are as follows. No other individual or corporation controls ELMG. Each of the following individuals is a citizen of the United States, except that Dr. Mackay is a citizen of Canada.

                                                  Residence or
                                                  Business
                                                  Address/Name
                                                  Address and
                   Principal Occupation or        Business of
Name and Address         Employment               Employer

Anthony J. Iorillo  Chairman of the Board        American Mobile
                    American Mobile Satellite     Satellite Corp.
                    Corp.                        10802 Parkridge
                                                  Blvd.
                                                 Reston, VA 22091
                                                 (Satellite-based
                                                  communications
                                                  for ground vehicles,
                                                  ships and aircraft)

Jerry H. Lassiter   Organizing and managing       48 Hickory Hollow
                    private investment            Winder, GA 30680
                    interests in finance
                    and real estate

John H. Levergood   President - Broadband         Scientific-Atlanta,
                    Communications Group           Inc.
                    Scientific-Atlanta, Inc.      4261 Communications
                                                   Drive
                                                  Norcross, GA 30092
                                                  (Advanced cable
                                                  television eqiup-
                                                  ment)

John B. Mowell      President                     Mowell Financial
                    Mowell Financial Group, Inc.   Group, Inc.
                                                  407 E. 6th Avenue
                                                  Tallahassee, FL
                                                   32315
                                                  (Investment
                                                   counseling)

John E. Pippin     Chairman of the Board of      Electromagnetic
                   ELMG; Consultant to ELMG      Sciences, Inc.
                                                 660 Engineering Dr.
                                                 Technology Park/
                                                 Atlanta
                                                 Norcross, GA 30092

Don T. Scartz       Senior Vice President and     Electromagnetic
                    Chief Financial Officer,      Sciences, Inc.
                    and Treasurer, of ELMG        660 Engineering Dr.
                                                  Technology Park/
                                                   Atlanta
                                                  Norcross, GA 30092

Thomas E. Sharon    Chief Executive Officer of    Electromagnetic
                    ELMG.                         Sciences, Inc.
                                                  660 Engineering Dr.
                                                  Technology Park/
                                                    Atlanta
                                                  Norcross, GA 30092

William S. Jacobs   Vice President and            Electromagnetic
                    General Counsel of ELMG       Sciences, Inc.
                                                  660 Engineering Dr.
                                                  Technology Park/
                                                    Atlanta
                                                  Norcross, GA 30092

John J. Farrell     President                     LXE Inc.
                    LXE Inc.                      303 Research Dr.
                                                  Norcross, GA 30092

Jeffrey A. Leddy    President                     EMS Technologies,
                    EMS Technologies, Inc.          Inc.
                                                  660 Engineering Dr.
                                                  Technology Park/
                                                    Atlanta
                                                  Norcross, GA 30092

Neilson A. Mackay   President                     CAL Corporation
                    CAL Corporation               1050 Morrison Drive
                                                  Ottawa, Ontario
                                                  K2H 8K7

     None of the foregoing individuals has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such individual been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being or having been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

     ELMG has used available working capital funds as the source of the $500,000 paid in cash in the February 23, 1996, purchase that is described in Item 5. The balance of the consideration for such purchase was newly issued shares of the common stock, $.10 par value, of ELMG.

Item 4.        Purpose of Transaction.

     The purpose of the February 23, 1996, purchase described in Item 5 was to increase ELMG's ownership of LXE to a level exceeding 80%. ELMG believes that this increased level of ownership will enable ELMG to consolidate LXE for federal and state income tax purposes, and could otherwise provide greater flexibility under applicable rules in the event ELMG should, in the future, undertake further transactions involving either a further increase in its ownership of LXE or a distribution of all or a portion of its holding of LXE Shares to its own shareholders. The increased level of ownership also increases ELMG's participation in LXE's future operating results. In addition, trends in wireless communications markets are creating opportunities that require coordination of business and technical resources from throughout the Company, and ELMG believes that its increased level of ownership will assist both investors and customers in understanding the total Company's capabilities in these markets.

     ELMG periodically reviews the status of its various operating subsidiaries and its options with respect to them, with a view to long-term enhancement of the investments of its own shareholders. Among the possible transactions that ELMG has from time to time reviewed are transactions in which ELMG would dispose, by sale or spin-off to its own shareholders, of all or a portion of its LXE Shares, as well as transactions in which ELMG would acquire all or a portion of LXE Shares held by other LXE shareholders. Numerous business, accounting, legal and tax issues affect the desirability, from the standpoint of ELMG and its shareholders, of any such transaction, and ELMG has not determined whether to pursue any such transaction, or the terms on which it would be willing to do so. ELMG expects that from time to time in the future it will consider the desirability, under then-prevailing circumstances, of proposing and pursuing one or more such transactions.

     Except as described above, ELMG has no plans or proposals which relate to or would result in any of the transactions specified in Item 4 of Schedule 13D.


Item 5.        Interest in Securities of the Issuer.

     As of February 23, 1996, 5,554,644 LXE Shares were issued and outstanding, of which ELMG owned 4,523,200 Shares, or 81.4% of those outstanding. ELMG possesses sole power to vote and direct the disposition of all LXE Shares owned by it.

     The individuals identified in Item 2 above beneficially own LXE Shares, as follows:

          Name                LXE Shares Beneficially Owned*

          John B. Mowell                 26,900

          John E. Pippin                114,210

          Don T. Scartz                   4,092

          Thomas E. Sharon               48,219

          William S. Jacobs               7,000

     *Includes shares that are subject to currently exercisable options in the amount of 15,900 for Mr. Mowell, 95,400 for Dr. Pippin, 2,000 for Mr. Scartz, 40,893 for Dr. Sharon and 5,000 for Mr. Jacobs. The total for Mr. Mowell also includes 1,000 shares, and for Mr. Jacobs 300 shares, as to which each shares voting and investment power with a family member, but disclaims beneficial interest.


     Except as indicated, each of the foregoing individuals possesses sole power to vote and direct the disposition of LXE Shares specified by his name. No such individual has effected a transaction in LXE Shares during the 60 days preceding the date of this Schedule 13D.

     Of the LXE Shares held by ELMG, 3,975,000 were acquired in connection with the formation of LXE in 1989, or as a result of a subsequent stock split occurring prior to the registration of the LXE Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended. Subsequent to such registration, which occurred in 1991, ELMG has not acquired or disposed of any LXE Shares until February 23, 1996. On that date, LXE acquired an aggregate of 548,200 shares (9.9% of the outstanding) from Rocker Partners L.P. (494,800 shares) and Compass Holdings Ltd. (53,400 shares). According to Schedules 13D filed with respect to the holding of LXE Shares by these partnerships, David A. Rocker possessed the sole power to vote and direct the disposition of the LXE Shares held by them. In consideration of such 548,200 shares, LXE paid $500,000 in cash and delivered an aggregate of 457,052 shares of the common stock, $.10 par value, of ELMG, or $.912 in cash and .8337 shares of ELMG stock for each LXE share acquired. In connection with this transaction, ELMG agreed to register the ELMG shares for resale by the foregoing partnerships, and received the agreements of those partnerships and Mr. Rocker to forbear for a period of 5 years from, directly or indirectly, acquiring LXE voting securities or options, from forming, joining or in any way participating in a "group" within the meaning of Section 13(d)(3) of the 1934 Act with respect to any LXE voting securities, and from otherwise acting, alone or in concert with others, to seek to control or influence the management, board of directors or policies of LXE.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described in Item 5, no contract, arrangements, understandings or similar relationships exist with respect to the LXE Shares held by ELMG and the individuals identified in Item 2 and any other persons or entities.


Item 7.   Material to be Filed as Exhibits.

          1.   Letter Agreement dated February 23, 1996, among
               ELMG, Rocker Partners, L.P., Compass Holdings,
               Ltd., and David A. Rocker.


                         Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                   February 29, 1996

                                   ELECTROMAGNETIC SCIENCES, INC.



                                   By:   /s/ Thomas E. Sharon

                                          Thomas E. Sharon
                                          President and Chief
                                          Executive Officer






ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                           February 23, 1996



Rocker Partners, L.P.
Compass Holdings, Ltd.
Attention:  Mr. David A. Rocker
Suite 1759
45 Rockefeller Plaza
New York, NY  10111

Dear Mr. Rocker:

     1. Sale and Purchase. You hereby confirm the sale and we hereby confirm the purchase by Electromagnetic Sciences, Inc. ("ELMG") of 548,200 shares (the"Shares") of the common stock, $.01 par value, of LXE Inc. ("LXE"), owned by you, for an aggregate of $500,000.00 plus 457,052 shares (the "ELMG Shares") of the common stock, $.10 par value per share of ELMG. Payment shall be made in immediately available funds and by delivery of certificates representing the ELMG Shares registered in your names as directed by David A. Rocker, against delivery of certificates representing the Shares, duly endorsed for transfer, simultaneously with the execution and delivery of this agreement.

     2. Stand-Still Agreement. You and David A. Rocker hereby agree that for a period of five years from the date hereof, neither you, he nor any Affiliate (as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the "1933 Act")) controlled by you or him (regardless of whether such person or entity is an Affiliate on the date hereof) will (a) acquire, directly or indirectly, by purchase or otherwise (except as a result of a distribution by ELMG to its shareholders), any voting securities or direct or indirect rights or options to acquire any voting securities of LXE, (b) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), with respect to any voting securities of LXE, or (c) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of LXE. You and David
A. Rocker acknowledge that ELMG would not have an adequate remedy at law for money damages in the event that this covenant were not performed in accordance with its terms, and therefore agree that ELMG shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled at law or in equity.

     3.   Your Representations.  You represent and warrant that:

               (a)you have the authority and are duly authorized to sell to ELMG the Shares pursuant to this agreement, and to do all other things and take all other actions required or contemplated hereby;

               (b) you will convey the Shares to ELMG with good title, free and clear of all liens, encumbrances and adverse claims as to title;

               (c) the Shares represent all of the voting securities or direct or indirect rights or options to acquire voting securities of LXE owned on the date hereof by you or any Affiliate of you or David A. Rocker;

               (d) neither this agreement nor your performance of your obligations hereunder will contravene, violate or result in a breach of (i) any agreement, obligation or commitment to which you are a party or by which you are bound, or (ii) any law, rule, regulation, judgment, order or restriction of any governmental, administrative or regulatory agency, and no consent of, notice to or filing with any person or entity is required for the performance by you of the transactions contemplated herein or your obligations hereunder, other any filings to be required under Sections 13(d) or 16(a) of the 1934 Act.

     4.   ELMG's Representations.  ELMG represents and warrants that:

               (a) it has all necessary authority and is duly authorized to purchase the Shares pursuant to this agreement and to do all other things and take all other actions required or contemplated hereby;

               (b) upon delivery to you the ELMG Shares will be duly authorized, validly issued and fully-paid nonassessable shares of the common stock, $.10 par value per share, of ELMG;

               (c) neither this agreement nor ELMG's performance of its obligations hereunder will contravene, violate or result in a breach of (i) any agreement, obligation or commitment to which ELMG is a party or by which it is bound, or (ii) any law, rule, regulation, judgment, order or restriction of any governmental, administrative or regulatory agency, and no consent of, notice to or filing with any person or entity is required for the performance by ELMG of the transactions contemplated by or its obligations under this agreement, other than filings under the 1933 Act or 1934 Act;
               (d) ELMG and LXE have each filed all reports, statements, schedules and other materials required by law, rule or regulation to be filed by it with the Securities and Exchange Commission, (collectively, the "Public Filings"), and as of their respective dates the Public Filings are true, correct and complete in all material respects and do not fail to state any material fact necessary to make the information set forth therein not misleading; and

               (e) the press releases issued by ELMG and LXE on February 1, 1996, are each true and correct in all material respects, and does not fail to state any material fact necessary to make the information set forth therein not misleading.

     5. Acquisition for Investment. You represent that you are acquiring the ELMG Shares to hold for investment, for your own accounts, with no present intention of dividing the ELMG Shares with others or reselling or otherwise participating, directly or indirectly, in a distribution of the ELMG Shares, except as contemplated in this letter. You further represent that none of you is a broker or dealer as defined under the 1934 Act. You acknowledge that the ELMG Shares will be issued in a transaction that is not registered under the 1933 Act, or under the securities laws of any state, and may not be resold or otherwise distributed other than in transactions registered under the 1933 Act or any applicable state securities law, or pursuant to an exemption from registration under the 1933 Act or any such state laws. You understand and agree that the certificates evidencing the ELMG Shares will bear a legend stating, in substance, as follows:

     "The shares evidenced by this certificate have been issued without registration under the Securities Act of 1933, as amended
(the "1933 Act"), or the securities laws of any state, pursuant to exemptions thereunder. Such shares may not be transferred other than in a transaction that is registered under the 1933 Act and any applicable state securities laws, or as to which it is established to the satisfaction of counsel to the issuer that such transaction is exempt from registration thereunder."

     6.   ELMG's Registration Obligations.

          (a) On or before February 29, 1996, ELMG shall file with the Securities and Exchange Commission a registration statement on an appropriate form under the 1933 Act (the "Registration Statement") to register the ELMG Shares for resale by you (in ordinary brokers' transactions or in transactions with any market maker with respect to the ELMG common stock), and ELMG shall thereafter use its best efforts
(i) to cause the Registration Statement to become effective, (ii) to register, qualify, or obtain an exemption from such registration or qualification of the ELMG Shares under the applicable blue sky or other securities laws of such jurisdictions as you shall reasonably request if, in ELMG's reasonable opinion after consultation with qualified securities counsel, such action is necessary (provided, however, that ELMG shall not be required to qualify to do business in any jurisdiction where it is not otherwise so qualified or to execute or file any general consent to service of process under the laws of any jurisdiction where it has not previously done so), and (iii) to make all such other filings with the Securities and Exchange Commission, the National Association of Securities Dealers, or other regulatory body as shall be required in connection with your sale of the ELMG Shares under the Registration Statement, in each case as soon as practicable. ELMG shall use its best efforts to maintain the currency of the prospectus filed as part of the Registration Statement ("the Prospectus") for a period expiring two years after the date hereof, and shall file as necessary amendments to the Registration Statement or supplements to the Prospectus, including without limitation any necessary to satisfy the requirements of Section 10(a)
(3) of the 1933 Act or any succeeding provision. The performance by ELMG of its obligations under this subsection shall be subject to your compliance with all reasonable requests by ELMG or its counsel for information, documents and certificates necessary for such performance by ELMG. ELMG shall pay all expenses it incurs in connection with the preparation, printing, and filing of the Registration Statement, the Prospectus, and all amendments and supplements thereto, and shall furnish to you (without charge) such number of copies thereof as you shall reasonably request. You shall pay any expenses incurred by you in reviewing the Registration Statement or providing information for inclusion therein, or in offering or selling ELMG Shares thereunder.

     (b) Notwithstanding any other provision hereof, after the Registration Statement shall become effective, upon receipt of notice from ELMG (i) that the Prospectus, as then in effect, contains an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, or
(ii) that the Prospectus otherwise requires amendment or supplementation in order to comply with any applicable provision of the 1933 Act or applicable state securities law, you shall cease making offers and sales of the ELMG Shares pursuant to such Prospectus, and shall return to ELMG any remaining copies of such Prospectus; ELMG shall promptly notify you of any event that results in such a situation or requires any such amendment or supplementation, and shall use its best efforts to promptly prepare and file such required amendment or supplement.

     (c) We shall cooperate fully with each other and our respective counsel, accountants and other authorized representatives in connection with any steps required to be taken as part of our respective obligations with respect to registration of the ELMG
Shares.

     (d) Indemnification by ELMG. In connection with the Registration Statement, and to the extent permitted by law, ELMG shall indemnify and hold harmless you, and each person, if any, who controls (within the meaning of the 1933 Act) you, against any losses, claims, damages or liabilities, joint or several, including any of the foregoing incurred in settlement of any litigation commenced or threatened, arising out of or based on (i) any untrue statement of a material fact contained in the Registration Statement or the Prospectus (or any supplement or amendment thereto), (ii) any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation by ELMG of any rule or regulation promulgated under the 1933 Act applicable to ELMG and related to action or inaction required of ELMG in connection with such registration and offers and sales thereunder, and ELMG shall reimburse you and each of such persons for any legal or other expenses incurred in connection with the investigation or defense thereof; provided, however, ELMG shall not be liable in any such instance to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in the Registration Statement or Prospectus or any amendment or supplement thereto in reliance upon and in conformity with information furnished to ELMG by you in writing for use in preparation thereof.

     (e) Indemnification by You. In connection with the Registration Statement, and to the extent permitted by law, you shall indemnify ELMG, each director of ELMG, each officer of ELMG who signs the Registration Statement, and each person, if any, who controls (within the meaning of the 1933 Act) ELMG, to the same extent and with comparable limitations as the indemnity from the Company provided in the foregoing subsection (d) , but only with respect to (i) information furnished by you in writing for use in the preparation of the Registration Statement or Prospectus or any amendment or supplement thereto, and (ii) violations of rules or regulations applicable to you in connection with such registration and offers and sales thereunder.

     (f) Claims for Indemnification. Whenever any claim for indemnification arises hereunder, a party claiming indemnification ("the Indemnified Party") shall give notice thereof (the "Notice of Claim") to the party claimed to be obligated to provide such indemnification (the "Indemnifying Party") promptly after the Indemnified Party has actual knowledge of the claim. The Notice of Claim shall specify the material facts known to the Indemnified Party giving rise to such indemnification claim and the amount thereof (or the estimated amount). The Indemnifying Party shall be entitled to defend or prosecute such claim at its expense and through counsel of its own choosing (provided that such counsel is reasonably satisfactory to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within 60 days after receipt of the Notice of Claim; provided, however, that if the named parties in any such action (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party and either (i) the Indemnifying Party or Parties and the Indemnified Party or Parties mutually agree, or (ii) representation of both the Indemnifying Party or Parties and the Indemnified Party or Parties by the same counsel is determined by qualified counsel to be inappropriate because one or more legal defenses available to such Indemnified Party or Parties is different from or additional to those available to the Indemnifying Party or Parties, and is reasonably expected to create a conflict of interest between them, the Indemnified Party or Parties shall have the right to select separate counsel, reasonably acceptable to the Indemnifying Party, to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party or Parties. Upon receipt of notice from the Indemnifying Party to such Indemnified Party of its election to assume the defense of any such action and approval by the Indemnified Party of counsel, the Indemnifying Party will not be liable to such Indemnified Party for any legal or other expenses incurred by such Indemnified Party in connection with the defense thereof unless (i) the Indemnified Party shall have employed counsel in connection with the assumption of legal defenses in accordance with clause (ii) of the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the expenses of more than one separate counsel representing the Indemnified Parties), (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party within a reasonable time after notice of commencement of the action, or (iii) the Indemnifying Party has authorized the employment of counsel for the Indemnified Party at the expense of the Indemnifying Party. If the Indemnifying Party so elects to defend or prosecute such claim at its expense, the Indemnified Party shall render reasonable assistance to the Indemnifying Party in connection therewith, including affording the Indemnifying Party and its representatives the right of access during normal business hours to pertinent books, records and other information that may be reasonably requested. If the Indemnifying Party elects not to defend or prosecute such a claim at its expense, or the Indemnified Party is entitled to its own legal counsel at the Indemnifying Party's expense, the Indemnifying Party shall (i) cooperate with each Indemnified Party in the defense or prosecution thereof, including affording the Indemnified Party and its representatives the right of access during normal business hours to pertinent books and records and other information that may be reasonably requested, and (ii) pay the reasonable fees and expenses of counsel for the Indemnified Party promptly upon receipt of billing statements from such counsel. No Indemnified Party shall make any settlement of any claim which would give rise to liability hereunder on the part of the Indemnifying Party without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

     (g) Contribution. If the indemnification provided hereby is unavailable and may not be paid for any reason, the parties agree to contribute to the amount of any losses, claims, damages or liabilities incurred and otherwise subject to indemnification hereunder, in such proportion as is appropriate to reflect the relative fault of the parties in connection with the events which resulted in such loss, claim, damage or liability. The relative fault of the parties shall be determined by reference to, among other things, the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent the circumstances resulting in such losses, claims, damages or liabilities.

     (h) Obligations of any ELMG Successor. ELMG's obligations under this Section 6 shall be binding upon any successor to ELMG by virtue of any merger or corporate consolidation. The terms of any such merger or consolidation shall not restrict or limit in any way your rights as set forth herein, and shall provide that such rights shall apply and pertain to any securities issued in such transaction in exchange for or upon conversion of the ELMG Shares.

     (i) Other Registration Rights. ELMG represents and warrants that no other person or entity currently holds registration rights with respect to the registration for offer and sale of any securities of ELMG.

     (j) Contingent Payments. In the event the Registration Statement is not declared effective on or before June 30, 1996, as a result of ELMG's failure to timely perform its obligations under this Section 6, ELMG shall thereafter within 10 business days pay to you the sum of $250,000, and in the event the Registration Statement is not for any such reason thereafter declared effective on or before December 31, 1996, ELMG shall thereafter within 10 business days pay to you an additional sum of $250,000. Such sums shall be payable, and shall not be refundable, regardless of whether EMS performs it obligations or obtains effectiveness of the Registration Statement after the date or dates on which you become entitled to any such payment.

                                   Very truly yours,

                                   ELECTROMAGNETIC SCIENCES, INC.


                                   /s/ Thomas E. Sharon

                                   Thomas E. Sharon
                                   President and Chief Executive
                                     Officer


Accepted and Agreed:


/s/ David A. Rocker

David A. Rocker,
individually as to
Section 2, and as
managing partner of
Rocker Partners, L.P.
and as president of
Rocker Offshore Management
Company, Inc., the
investment adviser to
Compass Holdings, Ltd.